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[SALOMON BROTHERS INC LOGO]

April 20, 1996

Board of Directors
Cornerstone Natural Gas, Inc.
8080 North Central Expressway
Suite 1200
Dallas, Texas 75206

Members of the Board:

     You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of shares of common stock, $0.10 par value (the "Shares"), of Cornerstone Natural Gas, Inc., a Delaware corporation (the "Company"), of the consideration to be received by such holders in connection with the proposed tender offer (the "Offer") by The El Paso Company ("Acquisition Sub"), a Delaware corporation and a subsidiary of El Paso Natural Gas Company, a Delaware corporation ("El Paso"), pursuant to which all outstanding Shares will be purchased at a price equal to $6.00 per Share, in cash (the "Offer Price"), and the proposed merger of Acquisition Sub with and into the Company (the "Merger"; and together with the Offer, the "Transaction"), pursuant to which each Share remaining outstanding after the consummation of the Offer (other than Shares held by persons who exercise their dissenters rights) will be converted into the right to receive an amount in cash equal to the Offer Price, all pursuant to the Agreement and Plan of Merger dated as of April 20, 1996 (the "Merger Agreement") among the Company, El Paso and Acquisition Sub. In connection with the Transaction, certain holders of Shares, stock options and warrants, representing more than 50% of the outstanding Shares, have agreed to tender their Shares to El Paso in the Offer and have granted El Paso an option to purchase their Shares at an exercise price per Share equal to the Offer Price (the "Option").

     In connection with rendering our opinion, we have reviewed and analyzed, among other things, the following: (i) a draft of the Merger Agreement; (ii) a draft of the Option Agreement pursuant to which the Option was granted; (iii) certain publicly available information concerning the Company, including the Annual Reports on Form 10-K of the Company for each of the years in the three year period ended December 31, 1995; (iv) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of the Company furnished to us by the Company for purposes of our analysis; (v) certain publicly available information concerning the trading of, and the trading market for, the Shares; (vi) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company and the trading markets for certain of such other companies' securities; and (vii) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry. We have also met with certain officers and employees of the Company to discuss the foregoing as well as other matters we believe relevant to our inquiry. We have also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria which we deemed relevant.

     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all the financial and other information provided us or publicly available and have neither attempted independently to verify nor assumed responsibility for verifying any of such information. With respect to the Company's financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. We have not made or obtained any independent evaluations or appraisals of any of the Company's assets, properties or facilities, nor have we been furnished with any such

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[SALOMON BROTHERS INC LOGO]

evaluations or appraisals. We have also assumed that the definitive Merger Agreement and the Option Agreement will not, when executed, contain any terms or conditions that differ materially from the terms and conditions contained in the drafts of such documents we have reviewed. We have further assumed that the Offer and the Merger will be promptly consummated in accordance with the terms of the Merger Agreement.

     In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of the Company; (ii) the business prospects of the Company; (iii) the historical and current market for the Shares and for the equity securities of certain other companies that we believe to be comparable to the Company; and (iv) the nature and terms of certain other acquisition transactions that we believe to be relevant. We have also taken into account our assessment of general economic, market and financial conditions and our knowledge of the natural gas industry as well as our experience in connection with similar transactions and securities valuation generally. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof. Our opinion is, in any event, limited to the fairness, from a financial point of view, of the consideration to be received by the holders of the Shares in the Transaction and does not address the Company's underlying business decision to effect the Transaction or constitute a recommendation to any holder of Shares as to whether such holder should tender Shares in the Offer or as to how such holder should vote with respect to the Merger.

     As you are aware, Salomon Brothers Inc has acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, all of which is contingent upon the consummation of the Transaction. Additionally, in the ordinary course of our business, we actively trade the equity securities of the Company and the debt and equity securities of El Paso for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the holders of Shares in connection with the Offer and the Merger is fair to such holders from a financial point of view.

                                            Very truly yours,

                                            SALOMON BROTHERS INC